Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

August 23, 2007
File: 100-

FILED VIA SEDAR

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Re: Material Change Report

Please see attached Material Change Report. We trust you will find the enclosed to be in order. However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)

Julie A. Stokke Kemp

Corporate Secretary

Enclosure(s)

Cc:

Mary Collyer DuMoulin Black

U.S. Securities and Exchange Commission

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company:

AURIZON MINES LTD.
Suite 900 – 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2. Date of Material Change:

August 23, 2007

Item 3. News Release

News release issued pursuant to section 7.1 of National Instrument 51-102 on August 23,  2007 , via MarketWire – Canada & U.S. Distribution (copy attached).

Item 4. Summary of Material Change

Ms. Diane Francis, has joined the Company’s Board of Directors, effective August 23, 2007.

Item 5. Full Description of Material Changes:

Ms. Diane Francis, Editor-at-Large, National Post, has joined the Company’s Board of Directors, effective August 23, 2007.

Ms. Diane Francis, an experienced financial journalist, is renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country.  Ms. Francis serves on the advisory board of CANFAR, the Canadian Foundation for AIDS research as well on the board of directors for CARE Canada, and was Chair of the successful $22 million campaign for Ryerson University’s Community Heath Centre which opened in the Fall of 2002.

Pursuant to the Company’s Incentive Stock Option Plan, an incentive stock option has been granted to Ms. Francis for the purchase of up to 100,000 common shares at a price of $3.25 per share, exercisable for a five year period.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. Omitted Information:

None

Item 8. Executive Officers

David P. Hall, Chairman, President & Chief Executive Officer
Ian S. Walton, Executive Vice President and Chief Financial Officer
Telephone: (604) 687-6600
Telecopier: (604) 687-3932

Item 9. Date of Report

August 23, 2007

“Signed”

Ian S. Walton,
Executive Vice-President & Chief Financial Officer

Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) News Release Issue No. 18 - 2007

AUGUST 23, 2007
FOR IMMEDIATE RELEASE

DIANE FRANCIS JOINS AURIZON’S BOARD

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that Ms. Diane Francis, Editor-at-Large, National Post, has joined the Company’s Board of Directors, effective August 23, 2007.

Ms. Diane Francis, an experienced financial journalist, is renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country.  Ms. Francis serves on the advisory board of CANFAR, the Canadian Foundation for AIDS research as well on the board of directors for CARE Canada, and was Chair of the successful $22 million campaign for Ryerson University’s Community Heath Centre which opened in the Fall of 2002.

“We are very pleased to welcome Ms. Diane Francis to Aurizon’s Board of Directors.” said Mr. David P. Hall, President and Chief Executive Officer.  “Ms. Francis is a highly experienced and extremely knowledgeable financial journalist and is an excellent addition to the Aurizon Board.”

Pursuant to the Company’s Incentive Stock Option Plan, an incentive stock option has been granted to Ms. Francis for the purchase of up to 100,000 common shares at a price of $3.25 per share, exercisable for a five year period.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Forward Looking Statements

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this News Release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.